Northern Dynasty Minerals Ltd.

1020 • 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 • 6365
Fax 604 681 • 2741
Toll Free 1 800 667 • 2114
http://www.hdgold.com

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the great strides made by Northern Dynasty during this past year in preparation for the upcoming Annual General Meeting to be held on Tuesday, June 20, 2006. Attached is a copy of the proxy materials, providing information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please feel free to contact me or our Investor Services department.

The past year has been marked by exceptional news from both the Pebble Project and the metals market. One of the main highlights from the 2005 drilling program was the discovery of Pebble East, a high-grade copper-gold-molybdenum porphyry that has the characteristics to be one of the world’s great deposits. In addition, 2005 proved to be an excellent year for commodities, with rising metal prices in the latter half of the year signaling further increases to come in 2006.

In 2005, Northern Dynasty launched a $44.7 million program, encompassing engineering, environmental and socioeconomic studies as well as additional drilling to collect samples from Pebble West for metallurgical testing and to more fully explore the deposit’s eastern area. It was in the last months of 2005 that a significant discovery was made on the eastern flank of Pebble West, which we now call the Pebble East deposit.

An initial resource estimate for Pebble East, completed subsequent to year end in January 2006, shows the new deposit is a substantial resource that is deeper and higher grade than Pebble West and potentially amenable to underground bulk mining methods. Pebble East adds the opportunity for additional beneficial mining scenarios to the overall project.

Resource estimates for the two deposits show:

Pebble West Mineral Resources 1,2,3,4

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28% Cu, 0.32 g/t Au and 0.015% Mo, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and almost 1 billion pounds of molybdenum. An additional Inferred Resource of 1.1 billion tonnes grading 0.24% Cu, 0.30 g/t Au and 0.014% Mo, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.
  Both are at cut-off grade of 0.30% copper-equivalent.

  Higher-grade Measured and Indicated Resources of 569 million tonnes grading 0.46% Cu, 0.50 g/t Au and 0.021% Mo, with an additional Inferred Resource of 143 million tonnes grading 0.40% Cu, 0.56 g/t Au and 0.020% Mo. Both are at a cut-off grade of 0.70% copper-equivalent.

Pebble East Mineral Resources 2,3,4,5

  Inferred Resources of 1.8 billion tonnes grading 0.60% Cu, 0.37 g/t Au and 0.038% Mo, containing 24.3 billion pounds of copper, 22.1 million ounces of gold and 1.5 billion pounds of molybdenum at a cut-off grade of 0.60% copper-equivalent.

For 2006, the drilling program will focus on fully delineating the Pebble East deposit. Additional comprehensive engineering, environmental and socioeconomic studies will also be carried out to support an Integrated Development Plan for the project involving both the Pebble East and Pebble West deposits. This will provide the information necessary to submit, in due course, permit applications for a modern, long-life mining operation. Also in the works is the Company’s assessment of forming a consortium to permit, finance, construct and operate the Pebble Project.

Northern Dynasty is continuing to actively advance its community engagement program in Alaska, providing information to residents, stakeholders and the community by holding over 300 meetings and site tours as well as hosting two community leaders seminars in the past year. The Company is committed to an ongoing community relations program that promotes open dialogue and a strong understanding of the Pebble Project.

The Annual General Meeting on June 20, 2006 is an opportunity to share the details of our plans for the upcoming year and to respond to any questions you may have regarding the Pebble Project. I look forward to seeing you at the meeting.

Yours sincerely,

/s/ Ronald Thiessen

Ronald W. Thiessen
President and CEO

[1] Qualified Persons are D.W. Rennie, P.Eng., Roscoe Postle Associates, Inc., and R.M. Srivastava, P.Geo., FSS Canada Consultants Inc.

2 Copper-equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold and US$6.00/lb for molybdenum. Copper-equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu% + (Au g/t x 12.86/22.06) + (Mo% x 132.28/22.05) .

3 By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

4 A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study.

5 Estimated by the technical staff of Northern Dynasty and audited by independent consultants D.W. Rennie, P.Eng., Roscoe Postle Associates Inc., February 2006.